Wen (Irene) C. Chan – CFO. Irene Chan graduated from the National Taipei University of Business with a degree in Data Management Systems. Over the course of her career she has managed one of the largest luxury hotels in Taipei, (Far Eastern Hotels). She became the General business manager for Well Electronics in the year 2000 and within 4 years grew the company's sales from $5M per year to $50MM per year, a ten old increase. She joined forces with Renee Searle in 2004 to form BioSmart Technologies, LLC which sales infrared heating products designed by Renee Searle. She's been working at BioSmart ever since. The company has grossed over $50 MM in sales since that time. She is a bilingual permanent resident of the U.S. and by virtue of her Chinese heritage, she forms the backbone of BioSmart's trading company in Taiwan with its U.S. Based company, BioSmart Research. She is currently managing the roll-out of BioSmart CBD products in the Asian Market. Products will be available for sale in the Taiwan market by the end of summer.